UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press Release
24 October 2014
PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT

- Full year guidance reiterated: Adjusted earnings per share expected to be between 62p and 67p in 2014.

- For the nine months, Sales up 1% at constant exchange rates; and level in underlying terms.

- Restructuring programme remains on track with full year net restructuring costs of approximately £50m in 2014. We still expect a return to normal levels of restructuring in 2015.

Pearson's chief executive John Fallon said: "We are
reiterating our guidance for this year and, overall, we are performing well competitively through a period of change and in difficult markets. We still expect those markets to start to stabilise next year and then return to growth in future years. Our restructuring programme is on track and our momentum in digital, services and emerging market education is building, which will drive a leaner, more cash generative, faster growing business from 2015."

Revenue growth analysis: first nine months of 2014

	Headline growth	CER growth	Underlying growth
Sales
North America	(6)%	2%	2%
Core	(10)%	(7)%	(6)%
Growth	(1)%	11%	0%
Total excluding Penguin and Mergermarket	(6)%	1%	0%

Operating highlights for the first nine months of 2014

Our long-term investments in technology, services and growth markets are enabling us to make continued progress, with our continuing sales (which exclude Penguin and Mergermarket) up 1% at constant exchange rates and level in underlying terms. In headline terms, revenues declined 6% reflecting the strength of sterling against the US dollar and key emerging market currencies. We continue to expect to report adjusted earnings per share of between 62p and 67p in 2014. This guidance incorporates our expected trading environment, restructuring activity and product investment and continues to assume 28 February 2014 sterling exchange rates against the dollar and key emerging market currencies.

North America
In the first nine months of 2014, revenues declined 6% in headline terms, due to the strength of sterling against the US dollar, but increased by 2% at both constant exchange rates and in underlying terms. In School, revenues were broadly level with good growth in virtual and blended schools (Connections Education) and modest growth in clinical offset by declines in our State Assessments business due to the impact of legislative changes in Texas and California; and learning services, due to some loss of market share (as reported at the half year), revenue deferral on blended programmes and softness in the Open Territories. We signed contracts to deliver PARCC assessment services with 6 states with more due to be signed before the end of the year. In Higher Education, learning services grew modestly, with gains in market share and solid growth in digital broadly offset by declines in print. Higher Education again benefited from later second semester purchasing. We still expect later phasing of purchasing for the Spring 2015 semester again this year. Pearson Online Services achieved good growth as, in Professional, did Pearson VUE.

Core
In the first nine months of 2014, revenues declined by 10% in headline terms, and by 7% and 6% at constant exchange rates and in underlying terms, respectively. Growth in Italy was more than offset by the impact of policy change on our UK school qualifications business and declines in Western Europe and in Partner markets due to divestments and a move to distributor models implemented in 2013. FT reached record paid circulation of almost 690,000 with strong growth in digital subscriptions (up 23% year on year to more than 476,000) which was offset by declines in print, resulting in a slight decline in revenues year on year.

Growth
In the first nine months of 2014, revenues declined by 1% in headline terms, due to the strength of sterling against key emerging market currencies; grew by 11% at constant exchange rates, benefiting from the acquisition of Grupo Multi; and were level in underlying terms, primarily due to the phasing of purchasing and a stronger 2013 textbook adoption calendar in South Africa which we noted at our interim results. Growing English Language Learning enrolments in China and college enrolments in Saudi Arabia and South Africa were offset by declining enrolments in our sistemas in Brazil (with strong growth in public sistemas more than offset by enrolment declines in private sistemas) and the impact of our partnership with IBM in India (which means we no longer recognise revenues from the hardware associated with our Digiclass multimedia teaching solution). Excluding the textbook impact in South Africa, revenues grew 6% in underlying terms.

Lines of Business
In the first nine months of 2014, School revenues declined 14% in headline terms, in part due to the strength of sterling against the US dollar, and declined by 7% at both constant exchange rates and in underlying terms primarily due to the impact of policy changes in both the US and the UK. In Higher Education, revenues were level in headline terms, due to the strength of sterling against the US dollar, but increased by 8% at both constant exchange rates and in underlying terms, boosted by strong enrolment growth in South Africa and Pearson Online Services. In Professional, revenues grew 2% in headline terms; by 9% at constant exchange rate, reflecting the acquisition of Grupo Multi; and by 2% in underlying terms.

Penguin Random House performed well in the third quarter. The integration of the company's businesses is progressing well and is on track to deliver benefits in 2015 and beyond. The fourth quarter will feature new titles across all formats from a variety of renowned authors.

Balance sheet. At the start of 2014, Pearson had net debt of £1.4bn. Our 2013 net debt/EBITDA ratio was 1.6x and interest cover was 10.2x. Our 2014 net debt peaked in July and ended September at £2.0bn (September 2013: £1.9bn), following the normal seasonal build-up of working capital in the first half of the year. Cash generation in the first nine months and the disposal proceeds from the sale of Mergermarket were offset by higher dividend payments, the acquisition of Grupo Multi and exchange rate movements.

Exchange rates. Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2013 was £1:$1.57) has an impact of approximately 1.2p on adjusted earnings per share. The average rate during the first nine months of 2014 was £1:$1.67 (compared to £1:$1.54 in the first nine months of 2013), and the closing rate at the end of September was £1:$1.64.
Throughout this statement, growth rates are given at constant exchange rates (unless otherwise stated). They are based on continuing operations and exclude the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

ENDS
For more information:
+ 44 (0)20 7010 2310
Investors: Simon Mays-Smith/ Tom Waldron
Press: Brendan O'Grady

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents. Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

Date: 24 October 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary